02017943

PE
2/28/02

RECD S.E.C.
MAR 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of February 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Notification of Interests of Directors and Connected Persons dated 19 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date February 25, 2002

By:
Name: RICHARD NORMAN MARCHANT
Title: DIRECTOR AND COMPANY SECRETARY

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
2

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins PLC

2 Name of director:
James Nicol

3 Please state whether notification indicates that it is in respect of

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase of shares and grant of options (see 17 below)

7 Number of shares/amount of stock acquired:
510,400 shares

8 Percentage of issued class:
0.06617%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
Not applicable (details declared on appointment to the Board on 18 Feb.2002)

13 Date of transaction:
Not applicable

14 Date company informed:
19 February 2002

15 Total holding following this notification:
510,400

16 Total percentage holding of issued class following this notification:
0.06617%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
11 February 2002

18 Period during which or date on which exercisable:
See additional information

RW

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
Ordinary shares of 5p each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
"A" option = 197.00p; "B" option = 276.00p; "C" option = 345.00p.

22 Total number of shares or debentures over which options held following this notification:
See following report

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020-8871-4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins PLC

2 Name of director:
James Nicol

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of options (see 17 below)

7 Number of shares/amount of stock acquired:

RW

8 Percentage of issued class:

9 Number of shares/amount of stock disposed:

10 Percentage of issued class:

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:

16 Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
11 February 2002

18 Period during which or date on which exercisable:
18.02.2005 to 10.02.2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
1,522,842 Ordinary shares of 5p each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
197.00p

22 Total number of shares or debentures over which options held following this notification:
6,598,984 Ordinary shares of 5p each

23 Contact name for queries:
Denise Burton

DW

24 Contact telephone number:
020-8871-4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Additional Information:
Report 1
18. Period during which or date on which exercisable:

"A" option: total of 2,538,072 exercisable as to:
846,024 from 18.02.2003 to 10.02.2012;
846,024 from 18.02.2004 to 10.02.2012;
846,024 from 18.02.2005 to 10.02.2012;

"B" option: total of 1,522,842 exercisable as to:
507,614 from 18.02.2003 to 10.02.2012;
507,614 from 18.02.2004 to 10.02.2012;
507,614 from 18.02.2005 to 10.02.2012;

"C" option: total of 1,015,228 exercisable as to:
338,409 from 18.02.2003 to 10.02.2012;
338,409 from 18.02.2004 to 10.02.2012;
338,410 from 18.02.2005 to 10.02.2012;

This announcement arises from the appointment of Mr Nicol to the Board of Tomkins PLC on 18 February 2002.

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